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Disclosure of Interest in Voting Shares

Pursuant to Part VI of the Companies Act 1985 (as amended) a notification was received on 5 February 2003 from Legal & General Investment Management Limited in which they advised that, as at 4 February 2003, Legal & General held 44,174,343 ordinary shares in Reed Elsevier PLC.  This represents an interest of 3.48% in the issued share capital of the Company.

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